EXHIBIT 4.1

LIMITED RECOURSE PROMISSORY NOTE

CDN $6,750,000.00Minneapolis, Minnesota, USA
June 6, 2008

1.  FOR VALUE RECEIVED, the undersigned, HUNTER BATES MINING CORPORATION, a Minnesota corporation (hereinafter “Borrower”) whose address is 900 IDS Center, 80 South 8th Street, Minneapolis MN 55402-8773, promises to pay to the order of GEORGE E. OTTEN, (“Holder”), a Colorado resident whose address is 11438 Weld County Rd 19, Fort Lupton, CO 80621 (or his nominee or assignee) the principal sum of Six Million Seven Hundred Fifty Thousand and 00/100 Canadian Dollars (CDN $6,750,000.00), in lawful money of Canada, together with interest on the unpaid principal balance, at the interest rate as set forth below, in installments as follows:

(i) On or before December 1, 2008, the sum of $250,000;

(ii) Commencing on April 1, 2010, and continuing on each January 1, April 1, July 1, and October 1 thereafter (each, a “Payment Date”) until the Maturity Date (as defined below), the Borrower shall pay a quarterly installment of accrued interest only plus a Production Revenue Payment (as defined below), calculated at the interest rate as set forth below.

(iii) On the earlier of (i) fifth anniversary of the first Production Revenue Payment or (ii) December 31, 2015 (such earlier date is referred to herein as the “Maturity Date”), the entire remaining principal balance together with any unpaid accrued interest shall be due and payable.

2.  From the date hereof until December 31, 2009, no interest shall accrue on the unpaid balance hereunder. From January 1, 2010 until this Note is paid in full, interest shall accrue on the unpaid balance hereunder at the rate of six percent (6.00%) per annum; provided, however, that in the event of a default hereunder, the unpaid balance shall accrue interest at the rate of eight (8%) (the “Default Rate”) during the period of such default.

3.  In addition to the interest payments due above, Borrower agrees that, on the first Payment Date following the first Calendar Quarter (which is defined as any (i) January 1 to March 31, (ii) April 1 to June 30, (iii) July 1 to September 30, or (iv) October 1 to December 31, of any year) in which Borrower realizes Profit (as defined below) in excess of US$100,000 in such Calendar Quarter from the real estate commonly known as the “Hunter Gold Mine”, located in the Gilpin County, Colorado, USA (the “Mine”), which was acquired by Borrower in part from Hunter Gold Mining Inc. (“HGM Inc.”), in part from Central City Consolidated Corp. (“Central City”) and in part from George Otten (“Otten”) on the date of this Note, and continuing on each Payment Date thereafter until this Note is repaid in full, Borrower shall make principal repayments hereunder (each a “Production Revenue Payment”), which payment(s) shall equal:

(i)	For all Calendar Quarters ending on or prior to December 31, 2012, seventy-five per cent (75%) of the Profit realized by the Borrower for the immediately preceding Calendar Quarter, and
(ii)	For Calendar Quarters ending after December 31, 2012, the greater of (a) Seventy-five per cent (75%) of the Profit realized by the Borrower for the relevant Calendar Quarter and (b) CDN $300,000.00.

Notwithstanding the foregoing, if the Borrower has not been obligated to make a Production Revenue Payment by December 31, 2012, then beginning on April 1, 2013 and continuing on each Payment Date until the Borrower has become obligated to make a Production Revenue Payment, the Borrower shall make principal repayments hereunder in the amount of CDN $550,000. Upon the Borrower becoming obligated to make a Production Revenue Payment at anytime after April 1, 2013, the Borrower shall thereafter make Production Revenue Payments in accordance with the foregoing subsection 3(ii).

For the purposes of the foregoing, “Profit” shall be defined as any positive number comprising all revenue received by Borrower from sales of minerals or mineral by-products from the Mine, less all Borrower’s expenses, including interest expense but excluding depreciation, distributions or dividends paid to shareholders of Borrower, incurred in connection with such sales or the operation of the Mine for the immediately preceding Calendar Quarter.

4.  Notwithstanding anything contained in this Note to the contrary, the Holder may demand payment in full and declare the outstanding balance due hereunder immediately due and payable in the event that (i) there has been a change of control of the Borrower by virtue of any party (other than the “Covenantor”, as defined below) acquiring more than 50% of the issued and outstanding shares of any class of the Borrower, or (ii) if the Borrower disposes of its interests in the Mine. .

5.  All payments hereunder shall be made by way of guaranteed or immediately available funds delivered to the offices of Pushor Mitchell LLP, 3rd Floor, 1665 Ellis Street, Kelowna, British Columbia, Canada, V1W 4T7, Attention: E. Blair Forrest. The parties hereto specifically agree that any payments made to or for the benefit of Holder, HGM Inc., Hunter Gold Mining Corp. (“HGM Corp.”), a British Columbia corporation, or Central City by Borrower or Covenantor, shall be deemed to be payments made hereunder and credited against sums next due and owing hereunder, provided that, (i) prior to making such payment(s), Borrower shall have received written approval from Pushor Mitchell, LLP (as escrow agent in respect of this Note, or their successor) that such payments shall be for the account of Holder hereunder and (ii) payments referenced in Section 19 of the Fifth Amendment to Asset Purchase Agreement, dated of even date herewith, by and among the foregoing parties, are deemed to be payments made hereunder. The Holder shall promptly provide the Borrower with a written receipt for all payments received from the Borrower and/or the Covenantor in respect of the sums due hereunder.

6.  It is hereby expressly agreed that should default be made in the payment of any installment of principal, interest or other sums when due hereunder, and such default continues for forty-five (45) days after the date due, an “Event of Default” shall occur under the Deed of Trust and Security Agreement (“Deed of Trust”) of even date herewith securing this Note and covering property located in Gilpin County, Colorado, the whole sum of principal, accrued interest and other sums outstanding hereunder shall, at the option of the Holder hereof, be fully accelerated and become immediately due and payable, anything contained herein or in any instrument now or hereafter securing this Note to the contrary notwithstanding. Said acceleration option and Default Rate shall continue until all such defaults have been cured. In the event of such acceleration, the term “Maturity Date” shall be deemed to mean the date on which this Note is due and payable as a result of such acceleration.

6.1 Notwithstanding any other provision of this Note, if an “Event of Default” shall occur under the Deed of Trust, the Borrower and Wits Basin Precious Minerals Inc., a Minnesota corporation (hereinafter the “Covenantor”), whose address is 900 IDS Center, 80 South 8th Street, Minneapolis MN 55402-8773, shall be jointly and severally personally liable solely for the amount (the “Limited Recourse Amount”) of CDN $2,000,000 less the aggregate of (i) all payments of principal and interest hereunder received by or on behalf of the Holder, (ii) any cash proceeds (the “Cash Proceeds”) received by or on behalf of the Holder from the cash sale, prior to such default, of any of the 3,620,000 shares of the .01 par value common stock of Wits Basin Precious Minerals Inc. which represents part of the purchase price for the Mine (the “Stock Consideration”), and (iii) any deemed proceeds (the “Deemed Proceeds”) resulting from the in specie disposition of the Stock Compensation by the Holder to any of Otten, Central City, HGM Inc., Hunter Gold Mining Corp. and/or the shareholders of any of them (a “Transferee”). For the purposes of the foregoing, the “Deemed Proceeds” shall be calculated on the basis of CDN $0.5525 per share disposed of by the Holder and the “Cash Proceeds” shall be deemed to be the greater of CDN $0.5525 per share disposed of and the actual proceeds per share disposed of by the Holder (expressed in Canadian dollars). The Holder’s sole recourse for any amounts due on default hereunder in excess of the Limited Recourse Amount shall be the secured property described in the Deed of Trust. For greater certainty, the cash proceeds received by any Transferee in respect of a subsequent sale of any transferred shares shall not be included in the foregoing Limited Recourse Amount calculations. If an “Event of Default” shall occur under the Deed of Trust, any remaining shares comprising the Stock Consideration that are sold by or on behalf of the Holder after the time of such “Event of Default” shall be deemed to have been sold for Cash Proceeds calculated in the foregoing manner unless the Holder has complied with the right of first refusal provisions set forth in paragraph 10 below, in which case the provisions of paragraph 10 shall apply.

6.2 Notwithstanding the provisions of Section 6.1 above, the parties hereto agree that the recourse provisions of Section 6.1 shall not apply until and unless the obligations and deliveries required by that certain Undertaking Agreement of even date herewith, by and among HGM Corp., the Holder, Dell Balfour, Douglas McNaughton, the Covenantor and the Borrower have been fully satisfied, as evidenced by the certificate of an officer of HGM Corp. to that effect and delivered to the Borrower and the Covenantor.

7.       Notwithstanding any other provision of this Note to the contrary, it is agreed that, for a period of four (4) years commencing on the date of this Note, Borrower reserves the right to conduct mineral title research on the Hunter Gold Mine after the Borrower has entered the advanced exploration project phase (drill intercepts showing an economically viable mine) in the Hunter Gold Mine. If the results of such mineral title research do not show that good and marketable title to the Hunter Gold Mine was properly transferred to the Borrower, Borrower may offset against the principal amount and any accrued interest thereon of this Note any and all costs deemed appropriate by Borrower, acting reasonably, to settle adverse claims in, or to acquire arm’s length third-party interests in relation to, the Hunter Gold Mine. In the event that the Borrower’s mineral title research discloses such an arm’s length third-party adverse claim and the Borrower proposes to settle such claim, the Borrower shall first advise and confer with the Holder and the Trustee under the Trust Deed and shall permit the Holder and the Trustee to participate in the settlement negotiations regarding such adverse claims.

8.  Borrower may prepay a portion or the entire principal amount due hereunder at any time without penalty, and such prepayment shall be applied as hereinabove provided.

9.  Borrower consents to the personal jurisdiction of the state and federal courts located in the State of Colorado in connection with any controversy related in any way to this Note or any security or guaranty for this Note, waives any argument that venue in such forums is not convenient, and agrees that any litigation initiated by any of them against the Holder or any other holder of this Note relating in any way to this Note or any security or guaranty for this Note shall be venued in either the District Court of Gilpin County, Colorado, or the United States District Court for the District of Colorado.

10.  In the event of a default under this Note, the Holder agrees that no further shares comprising the Stock Consideration shall be sold by or on behalf of the Holder unless the Holder has first offered such shares to the Covenantor (or its nominee), which offer (the “Offer”) shall be delivered in writing to the Covenantor in the manner set forth in paragraph 12 (below) and shall state the number of shares offered, the price per share offered and the deadline for acceptance of the Offer, which deadline shall not be less than 48 hours from the time of delivery of the Offer. The Offer may be accepted by the Covenantor, in whole or in part, at any time prior to the deadline for acceptance of the Offer by delivering a written notice of acceptance to the Holder in the manner set forth in paragraph 12 (below). If the Offer is accepted by the Covenantor, in whole or in part, the Covenantor shall deliver the purchase price to the Holder (or its nominee) by certified check, bank draft or wire transfer with 3 business days thereafter and the Limited Recourse Amount shall be reduced by the actual amount of such purchase price, whether such purchase price is greater or less than CDN $0.5525 per share. To the extent that the Offer is not accepted by the Covenantor, the Holder shall be at liberty to sell all of any of the shares offered but not purchased by the Covenantor to any arm’s length purchaser(s) and the Limited Recourse Amount shall be reduced by the actual amount of the cash proceeds of such sale(s) received by the Holder, whether such cash proceeds are greater or less than CDN $0.5525 per share.

11.       For the purposes of paragraphs 6 and 10 of this Note, the Holder agrees to provide the Covenantor with written confirmation of any sales or distributions of the shares comprising the Stock Consideration, other than sales to the Covenantor under paragraph 10 (above).

12.  All payments pursuant to this Note which are made or remitted in currency of the United States shall be deemed to have been made in Canadian currency at a rate equal to 1.5% below the reported Daily 12 Noon Foreign Exchange Rate of the Federal Reserve Bank of New York on the date such payment is made or remitted.

13.  Any notices to be delivered under paragraph 10 (above) shall be delivered by facsimile transmission as follows:

If to the Borrower and/or the Covenantor:

Care of Wits Basin Precious Minerals Inc.
Attention: Chief Executive Officer
Facsimile: (612) 395-5276

With a copy to:
Maslon Edelman Borman & Brand LLP
Attention: William Mower, Esq.
Facsimile: (612) 642-8358

If to the Holder:
George E. Otten
Facsimile: (970) 785-6248

With a copy to:
Hunter Gold Mining Corp.
Attention: Dell Balfour
Facsimile: (250) 765-4420

And a copy to:
Pushor Mitchell LLP
Attention: E. Blair Forrest
Facsimile: (250) 762-9115

BORROWER:
Hunter Bates Mining Corporation

/s/ Mark D. Dacko
Name: Mark D. Dacko
Title: CFO

COVENANTOR:
Wits Basin Precious Minerals Inc.

/s/ Mark D. Dacko
Name: Mark D. Dacko
Title: CFO

HOLDER:
/s/ George E. Otten
George E. Otten